Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Audit and Finance Committee

Heritage Financial Corporation’s 401(k)

Employee Stock Ownership Plan and Trust:

We consent to the incorporation by reference in the registration statement (No. 333-87599) on Form S-8 of Heritage Financial Corporation of our report dated June 26, 2012, with respect to the statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the supplemental schedule H, line 4i –Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust.

/s/ KPMG LLP

Seattle, Washington
June 26, 2012